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           Principal Protected Notes Linked to a Basket of Components
                  Principal Protection |X| Fee Based Accounts

Indicative Terms as of March 18, 2010

CUSIP:                       2515A0 Y5 6
Issuer:                      Deutsche Bank AG, London Branch
Maturity / Tenor:            5.75 years
Basket:                      Weighted Basket comprised of the Consumer Price
                             Index ("CPI"), the S&P 500(R) Index, and the Dow
                             Jones-UBS Commodity IndexSM ("DJUBS Index") (each,
                             a "Basket Component," and collectively, the
                             "Basket Components").
Payment at Maturity:         At maturity, for each $1,000 principal amount of
                             the notes you will be entitled to receive a cash
                             payment of $1,000 plus the Additional Amount,
                             which may be zero.
Additional Amount:           The Additional Amount will be equal to the greater
                             of (a) zero and (b) $1,000 x (Basket Return x
                             Participation Rate).
Basket Return:               Final Basket Level - Initial Basket Level
                             -----------------------------------------
                                       Initial Basket Level
Participation Rate:          100% - 110%, The actual Participation Rate will be
                             set on the Trade Date
Initial Basket
Level:                       Set equal to 100 on the Trade Date
Final Basket Level:          100 x [1 + CPI Return x 40.00%) + (S&P 500(R)
                             Index Return x 30.00%) + (DJUBS Index Return x
                             30.00%)] The "CPI Return", the "S&P 500(R) Index
                             Return", and the "DJUBS Index Return" will equal
                             the performance of the respective Basket
                             Component, expressed as a percentage, from the
                             respective Initial Component Level to the
                             respective Final Component Level, calculated as
                             follows:

                             Final Component Level - Initial Component Level
                             -----------------------------------------------
                                       Initial Component Level
Initial Component
Level :                      For the CPI, the Initial Component Level is
                             216.687.
                             For the S&P 500(R) Index, the Initial Component
                             Level is the closing level of the S&P 500(R) Index
                             on the Trade Date.
                             For the DJUBS Index, the Initial Component Level
                             is the closing level of the DJUBS Index on the
                             Trade Date.
Final Component
Level:                       For the CPI, the Final Component Level is the
                             Consumer Price Index (CPI) level for September
                             2015 as published by the Bureau of Labor
                             Statistics.
                             For the S&P 500(R) Index, the Final Component
                             Level is the closing level of the S&P 500(R) Index
                             on the Final Valuation Date.
                             For the DJUBS Index, the Final Component Level is
                             the closing level of the DJUBS Index on the Final
                             Valuation Date.
Discounts and
Commissions:                 The notes will initially be distributed through
                             Deutsche Bank Securities Inc. ("DBSI"), its
                             affiliate and/or certain other affiliated or
                             unaffiliated brokers (collectively, the
                             "Brokers"). DBSI will receive a selling concession
                             in connection with the sale of the notes of up to
                             0.75% or $7.50 per $1,000 Principal Amount of
                             notes. Deutsche Bank Securities Inc. and other
                             agents may pay referral fees to other
                             broker-dealers of up to 0.50% or $5.00 per $1,000
                             Principal Amount of notes and may additionally pay
                             fees of up to 0.25% or $2.50 per $1,000 Principal
                             Amount of notes to certain other broker-dealers.
                             Deutsche Bank AG will reimburse DBSI for such
                             fees. DBSI, the agent for this offering, is our
                             affiliate. For more information see "Supplemental
                             Underwriting Information (Conflicts of Interest)"
                             in term sheet No. 844C.
Agent:                       DBSI

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                         Best Case Scenario at Maturity
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If the Final Basket Level is greater than the Initial Basket Level, the investor will receive $1,000 plus an Additional Amount equal to $1,000 times the Basket Return times the Participation Rate, for each $1,000 principal amount of notes
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                        Worst Case Scenario at Maturity
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If the Basket Return is zero or negative the investor will receive only the principal at maturity, subject to the credit of the Issuer.
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                                   Benefits
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|X|  Equity, commodity and inflation linked exposure

|X|  Your initial investment will be protected if you hold the notes to maturity, subject to the credit of the Issuer

|X|  Participation in the potential positive performance of the Basket

|X|  The return on the notes is uncapped
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                                     Risks
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|X|  Any payment on the notes, including any principal protection, is subject to the credit of the Issuer

|X|  The notes may not pay more than the principal amount

|X|  You will not receive any interest payments during the term of the notes

|X|  Many economic factors, such as trends related to inflation and fluctuations in consumer prices, will impact the value of the notes
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                                Important Dates
--------------------------------------------------------------------------------
           Offering Period:.................March 19 - April 19, 2010*
           Trade Date:.................................April 20, 2010*
           Settlement Date:............................April 23, 2010*
           Final Valuation Date:.....................January 20, 2016*
           Maturity Date:................January 25, 2016 (5.75 Years)

*Expected. In the event that we make any change to the expected Trade Date and
Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

                                                 ISSUER FREE WRITING PROSPECTUS
                                                     Filed Pursuant to Rule 433
                                          Registration Statement No. 333-162195
                                          Dated March 18, 2010 R-9899-1 (02/09)

                     NOT FDIC / NCUA INSURED OR GUARANTEED
                       MAY LOSE VALUE * NO BANK GUARANTEE
                                 NOT A DEPOSIT
                 NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

             DWS Structured Products 1.866.637.9185 www.dws-sp.com

Principal Protected Note Fact Sheet
DWS Structured Products
Return Scenarios at Maturity (Assumes a Participation Rate of 105%)
Change in Basket (%)	Note Return (%)	Payment at Maturity (per $1,000 invested)
60.00%	63.00%	$1,630.00
40.00%	42.00%	$1,420.00
20.00%	21.00%	$1,210.00
10.00%	10.50%	$1,105.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-40.00%	0.00%	$1,000.00
-60.00%	0.00%	$1,000.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors
CREDIT RISK — The payment of amounts owed to you under the notes is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.
THE YIELD ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Final Basket Level is greater than the Initial Basket Level. Even if the return on the notes is positive, such return may not be sufficient to compensate you for an opportunity cost, taking into account factors relating to the time value of money over the term of the notes.
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components underlying the Basket Components would have.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payments at maturity described above are based on the full principal amount of your notes, the original issue price of the notes includes fees and commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.
OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING BASKET COMPONENTS OR THE VALUE OF THE NOTES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, which could affect the levels of the Basket Components or the value of the notes.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, and hedging our obligations under the notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
A COMMODITY HEDGING DISRUPTION EVENT COULD RESULT IN THE EARLY ACCELERATION OF THE NOTES — We have the right (but not the obligation) to repurchase the notes prior to maturity if legal or regulatory restrictions prevent us from hedging our obligations under the notes.
CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of the other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the  other Basket Components.
THE BASKET COMPONENTS ARE UNEQUALLY WEIGHTED — The Basket Components are unequally weighted. Accordingly, performance by a Basket Component with a higher weighting will influence the Final Basket Level, and therefore the Basket Return, to a greater degree than the performances of Basket Components with lower weightings. If a Basket Component with a greater weighting performs poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lesser weighted Basket Components.
 MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the levels of the Basket Components on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
LACK OF LIQUIDITY — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange.
THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE – There can be no assurance that the Bureau of Labor Statistics will not change the method by which it calculates the CPI in a way that could negatively affect the CPI Return and thus the Basket Return. Accordingly, the value of the notes may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the Payment at Maturity of the notes and that substitution may adversely affect the value of the notes.

CONSUMER PRICES MAY CHANGE UNPREDICTABLY, AFFECTING THE LEVEL OF THE CPI AND THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS – Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future, although fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative of future fluctuations. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control and may have an adverse effect on the value of the notes.
COMMODITY PRICES MAY CHANGE UNPREDICTABLY — Market prices of the DJUBS Index Commodities may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the DJ UBS Index and the value of your notes in varying ways, and different factors may cause the values of the DJUBS Index Commodities and the volatility of their prices to move in inconsistent directions at inconsistent rates.
THE MARKETS FOR THE DJUBS INDEX COMMODITIES SUFFER FROM SYSTEMIC RISKS —Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for more information.

TAX TREATMENT — The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations – Taxed as Contingent Payment Debt Instruments” in the term sheet for the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 844C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 844C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

DWS Structured Products    1.866.637.9185    www.dws-sp.com